Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Results of Annual Meeting
Lyon, France — June 3, 2008 — Flamel Technologies S.A. (NASDAQ: FLML) today announced the results of its annual meeting held on June 3, 2008. The election of each member of the Board of Directors of the Company for a further one-year term was approved by holders of more than 98% of the Company’s shares. Each additional resolution proposed favorably by management at the meeting was approved by holders of more than 93% of the Company’s shares.
As a consequence, shareholders re-elected Flamel’s Board of Directors. Mr. Elie Vannier, the Senior Advisor and Operating Partner at Oaktree Capital Management, will continue to serve as the Company’s non-Executive Chairman. Also re-elected to the Company’s Board of Directors were: Mr. Lodewijk J.R. deVink, former Chairman and Chief Executive Officer of Warner Lambert; Dr. Frank Fildes, PhD., former Senior Vice President: Head of Global Drug Development of Astra Zeneca PLC; Mr. Frederic Lemoine, Chairman of the Supervisory Board of AREVA, Mr. John Vogelstein, former President of Warburg Pincus; and Mr. Stephen H. Willard, Flamel’s Chief Executive Officer.
“We are pleased to have the strong support of our shareholders,” said Mr. Elie Vannier, non-Executive Chairman of Flamel. “As a result of the progress made by our teams under the leadership of Stephen Willard and Rafael Jorda, Flamel has achieved some important successes over the past year which have served to strengthen the Medusa platform. As a result, the Company has signed important agreements with Merck Serono and Wyeth and has another eight Medusa feasibility studies in development with other partners. These relationships, together with the good relationship that the Company enjoys with GlaxoSmithKline for Coreg CR, as well as other Micropump ongoing programs, including TriggerLock®, serve as a strong foundation for the Company’s growth going forward.”
The Company has 24,066,600 shares issued or outstanding. Votes representing 24,011,961 shares, or 99.8% were tendered.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins.
Contacts:
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel: (011) 33-4-7278-3434
Fax: (011) 33-4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007.
Coreg-CR is a registered trademark of GlaxoSmithKline.